pls 3/17

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

11020131

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
MAR 01 2011
Washington, DC
110

SEC FILE NUMBER
8-67291

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTERDEALER SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 WALL STREET, SUITE 4D
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL WHITE (770)263-6003
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report"[1]

LEONARD ROSEN & COMPANY, P.C.
(Name - *if individual, state last, first, middle name)*

15 MAIDEN LANE, ROOM 505	NEW YORK	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant D Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DANIEL WHITE____swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTERDEALER SECURITIES, LLC as of December 31, 2010 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

X Daniel A. White
Signature

____
Title

X Alan J. Berk
Notary Public

ALAN J. BERK
NOTARY PUBLIC, STATE OF NEW YORK
NO. 31-4874265
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES ~~OCT. 27~~, 20 11
Jan 22

This report ** contains (check all applicable boxes):
(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Changes in Financial Condition.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(x) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (1) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

(212) 227-1115
FAX:(212) 267-0988

LEONARD ROSEN & COMPANY, P.C.
Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

INDEPENDENT AUDITOR'S REPORT

The Member
InterDealer Securities, LLC

We have audited the accompanying statement of financial condition of InterDealer Securities, LLC as of December 31, 2010 and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of InterDealer Securities, LLC at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Leonard Rosen & Company, P.C.

New York, New York
February 25, 2011

INTERDEALER SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS

Cash and Cash Equivalents	$ 35,756
Accounts Receivable	2,883
	$ 38,639

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued Expenses Payable	$ 333
	333
Member's Equity	38,306
	$ 38,639

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

INTERDEALER SECURITIES, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2010

Income:	
Sales	$ 919,066
Dividend and Interest Income	4
	919,070
Expenses:	
Rent	24,924
Regulatory Expenses	24,255
Professional Fees	47,885
Connectivity Expenses	96,024
Dues and Subscriptions	52,648
Other Expenses	1,428
	247,164
Net Income	$ 671,906

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

INTERDEALER SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2010

Balance - Beginning of Year	$ 105,726
Net Income	671,906
	777,632
Distributions to Members	(739,326)
Balance - End of Year	$ 38,306

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

INTERDEALER SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

Cash Flows From Operating Activities:	
Net Income	$ 671,906
Adjustments to Reconcile Net Income to Cash	
From (Used in) Operating Activities:	
(Increase) Decrease in Assets:	
Accounts Receivable	79,775
Increase (Decrease) in Liabilities:	
Accrued Expenses Payable	(4,131)
Net Cash From (Used in) Operating Activities	747,550
Cash Flows From (Used in) Investing Activities:	
Distributions to Members	(739,326)
Net Cash Increase (Decrease) for the Year	8,224
Cash and Equivalents - Beginning of Year	27,532
Cash and Equivalents - End of Year	$ 35,756

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

INTERDEALER SECURITIES, LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2010

1. Organization of the Company

InterDealer Securities, LLC is a one member Limited Liability Company organized in the State of Delaware and operating in New York and California. The Company is registered with the Financial Industry Regulatory Authority ("FINRA") as a Broker Dealer and is exempt from Securities and Exchange Rule 15c3-3 under Section (k)(2)(i). The Company acts as the licensor of a computer software package to members and non-members of FINRA.

2. Nature of Business

The Company licenses computer software that enables Broker Dealers to input orders to bid, offer, buy, and sell securities and then have those orders displayed in an organized fashion on all broker work stations simultaneously. The software matches orders with the appropriate criteria to form trade records which are then displayed on the system.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the Member, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

3. Summary of Significant Accounting Policies

A. Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers money market funds to be cash and cash equivalents.

B. Use of Estimates

Management uses estimates and assumptions in preparing financial

statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expenses.

C. Income Taxes

No provision has been made for Income Taxes in the accompanying Income Statement, since any taxes on income of the Limited Liability Company is the personal responsibility of the Member.

D. Subsequent Events

The Company has evaluated subsequent events through February 25, 2011 which is the date the financial statements were available to be issued for possible disclosure in the financial statements.

4. Major Customers

For the year ended December 31, 2010, the Company had income from a major customer which accounted for approximately 98.9% of total sales.

5. Related Party Transactions

The Member provides the computer software and any updates to the Company for a license fee, as well as administrative services. In addition, the Company also pays its share of Rent Expense for the space they occupy under the terms of a lease entered into by the Member. For the year 2010 the Company paid the Member $211,022 for the above.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2010, the Company's net capital of $34,620 was $29,620 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was15%.

7. Reserve Requirement Computation

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, they are not required to compute 15c3-3 Reserve Requirements.

8. Possession and Control Requirements

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, they are not subject to Possession or Control Requirements under SEC Rule 15c3-3.

INTERDEALER SECURITIES, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO THE CLAIMS OF GENERAL CREDITORS

December 31, 2010

Balance - Beginning of Year	$	-0-
Additions or Withdrawals		-0-
Balance - End of Year	$	-0-

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

INTERDEALER SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15C3-1

DECEMBER 31, 2010

Member's Equity	$ 38,306
Non Allowable Assets:	
Accounts Receivable	(2,883)
Total Capital Before Charges	35,423
Charges to Net Capital	(803)
Net Capital	34,620
Minimum Net Capital Requirements Greater of 6 2/3% of Aggregate Indebtedness or $5,000	5,000
Capital in Excess of all Requirements	$ 29,620

Capital Ratio (Maximum Allowance 1,500%)

(*) Aggregate Indebtedness	333	= 20.0%
Divided by Net Capital	22,265	
(*) Aggregate Indebtedness		
Accrued Expenses Payable	$ 333	
	$ 333	

* NO DIFFERENCES EXISTED BETWEEN THE ABOVE NET CAPITAL AND COMPUTATION AND THE BROKER/DEALER'S CORRESPONDING UNAUDITED PART IIA

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

(212) 227-1115
FAX:(212) 267-0988

LEONARD ROSEN & COMPANY, P.C.
Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

The Member
InterDealer Securities, LLC

Gentlemen:

In planning and performing our audit of the financial statements of InterDealer Securities, LLC as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(II) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of InterDealer Securities, LLC to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the NASD, and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Leonard Rosen & Company, P.C.

New York, New York
February 25, 2011

(212) 227-1115
FAX:(212) 267-0988

LEONARD ROSEN & COMPANY, P.C.
Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

INDEPENDENT AUDITORS' REPORT

TO THE MEMBER
INTERDEALER SECURITIES, LLC

We have audited the accompanying statement of financial condition of InterDealer Securities, LLC as of December 31, 2010. This financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of InterDealer Securities, LLC as of December 31, 2010 in conformity with auditing standards generally accepted in the United States of America.

Leonard Rosen + Company, P.C.

New York, NY
February 25, 2011

INTERDEALER SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS

Cash and Cash Equivalents	$	35,756
Accounts Receivable		2,883
	$	38,639

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accrued Expenses Payable	$	333
		333
Member's Equity		38,306
	$	38,639

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

INTERDEALER SECURITIES, LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2010

1. Organization of the Company

InterDealer Securities, LLC is a one member Limited Liability Company organized in the State of Delaware and operating in New York and California. The Company is registered with the Financial Industry Regulatory Authority ("FINRA") as a Broker Dealer and is exempt from Securities and Exchange Rule 15c3-3 under Section (k)(2)(i). The Company acts as the licensor of a computer software package to members and non-members of FINRA.

2. Nature of Business

The Company licenses computer software that enables Broker Dealers to input orders to bid, offer, buy, and sell securities and then have those orders displayed in an organized fashion on all broker work stations simultaneously. The software matches orders with the appropriate criteria to form trade records which are then displayed on the system.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the Member, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

3. Summary of Significant Accounting Policies

A. Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers money market funds to be cash and cash equivalents.

B. Use of Estimates

Management uses estimates and assumptions in preparing financial

statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expenses.

C. Income Taxes

No provision has been made for Income Taxes in the accompanying Income Statement, since any taxes on income of the Limited Liability Company is the personal responsibility of the Member.

D. Subsequent Events

The Company has evaluated subsequent events through February 25, 2011 which is the date the financial statements were available to be issued for possible disclosure in the financial statements.

4. Major Customers

For the year ended December 31, 2010, the Company had income from a major customer which accounted for approximately 98.9% of total sales.

5. Related Party Transactions

The Member provides the computer software and any updates to the Company for a license fee, as well as administrative services. In addition, the Company also pays its share of Rent Expense for the space they occupy under the terms of a lease entered into by the Member. For the year 2010 the Company paid the Member $211,022 for the above.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2010, the Company's net capital of $34,620 was $29,620 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was15%.

7. Reserve Requirement Computation

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, they are not required to compute 15c3-3 Reserve Requirements.

8. Possession and Control Requirements

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, they are not subject to Possession or Control Requirements under SEC Rule 15c3-3.

(212) 227-1115
FAX:(212) 267-0988

LEONARD ROSEN & COMPANY, P.C.
Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

The Member
InterDealer Securities LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by InterDealer Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, and SIPC, solely to assist you in evaluating InterDealer Securities, LLC's compliance with Rule 17a-5(e)(4).

Management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1. Compared the listed assessment payments with respective cash disbursement records entries noting no exceptions.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, with the amounts reported in the Transitional Assessment Reconciliation (Form SIPC-7T) for the year ended December 31, 2010 noting no exceptions.
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no exceptions.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no exceptions.
5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Leonard Rosen & Company, P.C.

February 25, 2011

InterDealer Securities LLC
SIPC Assessment
For the Year Ended December 31, 2010

Sales	$	919,066
Interest Income		4
Total Income	$	919,070
SIPC Assessment @ .0025%	$	2,298